UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                -----------------------------------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                        GEMSTAR INTERNATIONAL GROUP LTD.
                                (Name of Issuer)

                   Ordinary Shares, par value $.01 per share
                         (Title of Class of Securities)

                                  G-3788-V106
                                 (CUSIP Number)

                           Michael D. Fricklas, Esq.
                                  Viacom Inc.
                                 1515 Broadway
                            New York, New York 10036
                           Telephone: (212) 258-6000
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  May 8, 1997
            (Date of Event which Requires Filing of this Statement)


           ---------------------------------------------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with this statement / /.

CUSIP No. G-3788-V106

(1)    Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                VIACOM INTERNATIONAL INC.
- --------------------------------------------------------------------------
                I.R.S. Identification No. 13-3844753
- --------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of Group (See Instructions)

/ /    (a)----------------------------------------------------------------
/ /    (b)----------------------------------------------------------------
- --------------------------------------------------------------------------

(3)    SEC Use Only-------------------------------------------------------
- --------------------------------------------------------------------------

(4)    Sources of Funds (See Instructions)--------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).-------------------------------------------------------------

(6)    Citizenship or Place of Organization    Delaware
                                             -----------------------------

- ----------
 Number of      (7) Sole Voting Power-------------------------------------
   Shares
Beneficially    (8) Shared Voting Power      3,454,827
 Owned by                                ---------------------------------
   Each         (9) Sole Dispositive Power--------------------------------
Rporting
  Person       (10) Shared Dispositive Power   3,454,827
   With                                      -----------------------------
- ----------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                3,454,827
- --------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)--------------------------------------------------------

(13)    Percent of Class Represented by Amount in Row (11)
              7.37%
- --------------------------------------------------------------------------

(14)    Type of Reporting Person (See Instructions)   CO
                                                    ----------------------

CUSIP No. G-3788-V106

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                SUMNER M. REDSTONE
- --------------------------------------------------------------------------
                S.S. No.
- --------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of Group (See Instructions)

/ /    (a)----------------------------------------------------------------
/ /    (b)----------------------------------------------------------------
- --------------------------------------------------------------------------

(3)    SEC Use Only-------------------------------------------------------
- --------------------------------------------------------------------------

(4)    Sources of Funds (See Instructions)--------------------------------
- --------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).-------------------------------------------------------

(6)     Citizenship or Place of Organization    United States
                                             -----------------------------

- ----------
 Number of     (7) Sole Voting Power            22,126
   Shares                               ----------------------------------
Beneficially   (8) Shared Voting Power       3,454,827
 Owned by                               ----------------------------------
   Each        (9) Sole Dispositive Power            22,126
Reporting                                    -----------------------------
 Person                10)  Shared Dispositive Power   3,454,827
  With                                               ---------------------
- ---------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                3,476,953
- --------------------------------------------------------------------------

(12)    Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions)-----------------------------------------

(13)    Percent of Class Represented by Amount in Row (11)
              7.42%
- --------------------------------------------------------------------------

(14)    Type of Reporting Person (See Instructions)   IN
                                                    ----------------------

Item 1. Security and Issuer.
        -------------------

     The class of equity securities to which this Statement on Schedule 13D relates is the voting Ordinary Shares, $.01 par value per share (the "Ordinary Shares"), of Gemstar International Group Limited, a British Virgin Islands corporation (the "Issuer"), with its principal executive office located at 135 North Los Robles Avenue, Suite 800, Pasadena, California 91101

Item 2. Identity and Background.
        -----------------------

     This Statement is being filed by Mr. Sumner M. Redstone and Viacom International Inc. (the "Company").

     The Company has its principal executive offices at 1515 Broadway, New York, New York 10036 and is a diversified entertainment and communications company.
All of its common stock is held by Viacom Inc., a Delaware corporation ("Viacom"), which also has its principal executive offices at 1515 Broadway, New York, New York 10036. As of April 30, 1997, approximately 67.4% of the Class A Common Stock, par value $.01 per share, of Viacom and approximately 18.43% of the Class B Common Stock, par value $.01 per share, of Viacom was owned by National Amusements, Inc., a Maryland corporation ("NAI").

     NAI has its principal offices at 200 Elm Street, Dedham, Massachusetts 02026. NAI's principal businesses are owning and operating movie theaters in the United States, United Kingdom and South America, and holding the common stock of Viacom. Mr. Sumner M. Redstone may be deemed to be a beneficial owner of 75% of the issued and outstanding shares of capital stock of NAI.

     Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone's principal occupation is Chairman, President and Chief Executive Officer of NAI; Chairman and Chief Executive Officer of Viacom; and President and Chief Executive Officer of the Company.

     The directors and executive officers of the Company, Viacom and NAI are set forth on Schedules I, II and III, respectively, attached hereto. Each of Schedules I, II and III sets forth the following information with respect to each such person:

          (i)       name;

          (ii)      business address (or residence address)

          (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     All of the directors and executive officers of the Company, Viacom and NAI are citizens of the United States.

     During the last five years, neither of the Reporting Persons nor any person listed on Schedules I, II and III have been convicted in a criminal proceeding or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

     The Ordinary Shares were acquired by the Reporting Persons as a result of the merger (the "Merger") on May 8, 1997 of StarSight Telecast, Inc., a California corporation ("StarSight"), with a subsidiary of the Issuer, on the basis of .6062 Ordinary Shares for each share of Common Stock of StarSight owned as of April 8, 1997 (the "Record Date").

Item 4. Purpose of Transaction.
        ----------------------

     Pursuant to the Merger, the Reporting Persons received .6062 Ordinary Shares for each share of Common Stock of StarSight beneficially owned by the Reporting Persons as of the Record Date. In connection with the Merger, certain predecessors-in-interest of the Reporting Persons executed the affiliate letters described in Item 6 hereof. The Company also has beneficial ownership of 60,114 Ordinary Shares underlying options held by former Directors of StarSight representing the Company, which options are currently exercisable and expire 90 days after the Merger. Although the Reporting Persons may, subject to the provisions of the affiliate letters referred to above, at any time and from time to time, purchase or sell Ordinary Shares in public or private transactions, including exercise of the options described in this Item 4, the Reporting Persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4
Schedule 13D.

Item 5.         Interest in Securities of the Issuer.
                ------------------------------------

     The Company beneficially owns 3,454,827 Ordinary Shares, which represent approximately 7.37% of the issued and outstanding Ordinary Shares (based on the number of shares of Common Stock of StarSight that were reported by StarSight to be issued and outstanding as of the Record Date and the number of Ordinary Shares of the Issuer that were reported by the Issuer to issued and outstanding as of the Record Date). Such shares consist of:

          (i) 2,713,238 Ordinary Shares held directly by the Company over which the Company has voting and dispositive power;

          (ii) 681,475 shares of Common Stock held by Virgin Interactive Entertainment Inc., a Delaware corporation ("Virgin"). All of the issued and outstanding shares of Virgin Interactive Entertainment Inc. are owned by Virgin Interactive Entertainment (Investment) Ltd., a United Kingdom corporation, which in turn is wholly owned by Virgin Interactive Entertainment (Holdings) Ltd., a United Kingdom corporation. The issued and outstanding shares of Virgin Interactive Entertainment (Holdings) Ltd. are owned approximately 90% by Virgin Interactive Entertainment Ltd., a United Kingdom corporation, and approximately 10% by the Company. Virgin Interactive Entertainment Ltd. is wholly owned by Spelling Entertainment Group Inc., a Delaware corporation. SEGI Holding Corp., a Delaware corporation, beneficially owns approximately

                 76% of Spelling Entertainment Group Inc. and is a wholly owned subsidiary of Blockbuster Pictures Holding Corporation, a Delaware corporation, which in turn is a wholly owned subsidiary of the Company.

          (iii) 60,114 shares of Common Stock subject to options exercisable within 60 days of the date of this Amendment to the 13D Statement which are held by former directors of StarSight for the benefit of the Company. These options do not entitle the Company to vote on any matter submitted to a vote of Issuer's shareholders.

     Viacom, as the sole shareholder of the Company, may be deemed the beneficial owner of all of the shares of Common Stock described in clauses (i) through (iii) of this Item 5.

     NAI, as the controlling shareholder of Viacom, may be deemed the beneficial owner of all of the shares of Common Stock described in clauses (i) through (iv) of this Item 5.

     Sumner M. Redstone, as the controlling stockholder of NAI, may be deemed the beneficial owner of all of the shares of Common Stock described in clauses
(i) through (iv) of this Item 5. Sumner M. Redstone also owns 22,126 shares of Common Stock directly. The aggregate beneficial ownership of Sumner M. Redstone is approximately 7.42%.

     Ordinary Shares owned by executive officers and directors of the persons described in Item 2 (other than Sumner M. Redstone) are disclosed on Schedule IV attached hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer.
        --------------------------------------------------------

     In connection with the Merger, certain predecessors-in-interest of the Reporting Persons executed the affiliate letters filed as Exhibits 99.1 and 99.2 hereto.

Item 7. Material to Be Filed as Exhibits.
        --------------------------------

          99.1   Affiliate  Letter dated as of December 23, 1996 among StarSight
                 Telecast,      Inc.     and     PVI      Transmission      Inc.
                 (predecessor-in-interest to Viacom International Inc.)

          99.2 Affiliate Letter dated as of December 23, 1996 among StarSight Telecast, Inc. and Spelling Entertainment Inc. (predecessor-in-interest to Virgin Interactive Entertainment Inc.)

                                   Signatures
                                   ----------


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


May 19, 1997                                 Viacom International Inc.


                                             By: /s/  Michael D. Fricklas
                                                --------------------------
                                                Name:   Michael D. Fricklas
                                                Title:  Senior Vice President
                                                        and Deputy General
                                                        Counsel


                                             /s/  Sumner M. Redstone
                                        ----------------------------------
                                           Sumner M. Redstone, Individually

                                   Schedule I
                           Viacom International Inc.
                               Executive Officers


                                                                                          Name and Address
                                                                                          of Corporation or
                                 Business or                  Principal Occupation        Other Organization in
Name                             Residence Address            or Employment               Which Employed
- ----                             -----------------            --------------------        ------------------------
Sumner M. Redstone               Viacom Inc.                  Chairman of the Board       National Amusements, Inc.
                                 1515 Broadway                and Chief Executive         200 Elm Street
                                 New York, NY  10036          Officer of Viacom Inc.;     Dedham, MA  02026
                                                              Chairman of the Board
                                                              and President, Chief
                                                              Executive Officer of
                                                              National Amusements, Inc.
                                                              and Chief Executive Officer
                                                              of Viacom International Inc.

Vaughn A. Clarke                Viacom Inc.                   Sr. VP, Treasurer of        Viacom International Inc.
                                1515 Broadway                 Viacom Inc. and Viacom      1515 Broadway
                                New York, NY  l0036           International Inc.          New York, NY  10036

Philippe P. Dauman*             Viacom Inc.                   Deputy Chairman,            Viacom International Inc.
                                1515 Broadway                 Executive VP, General       1515 Broadway
                                New York, NY  l0016           Counsel, Chief              New York, NY  10036
                                                              Administrative Officer
                                                              and Secretary of Viacom
                                                              Inc. and Executive VP
                                                              and Secretary of Viacom
                                                              International Inc.

Thomas E. Dooley                Viacom Inc.                   Deputy Chairman,            Viacom International Inc.
                                1515 Broadway                 Executive VP-Finance,       1515 Broadway
                                New York, NY  l0016           Corporate Development       New York, NY  10036
                                                              and Communications of
                                                              Viacom Inc. and
                                                              Executive VP of Viacom
                                                              International Inc.



- ---------------
*Also a Director

                                   Schedule II
                                   (Continued)

                                                                                          Name and Address
                                                                                          of Corporation or
                                 Business or                  Principal Occupation        Other Organization in
Name                             Residence Address            or Employment               Which Employed
- ----                             -----------------            --------------------        ------------------------

Carl D. Folta                   Viacom Inc.                   Sr. VP, Corporate          Viacom International Inc.
                                1515 Broadway                 Relations of Viacom        1515 Broadway
                                New York, NY  10036           Inc. and Viacom            New York, NY  10036
                                                              International Inc.

Michael D. Fricklas*            Viacom Inc.                   Sr. VP, Deputy General     Viacom International Inc.
                                1515 Broadway                 Counsel and Assistant      1515 Broadway
                                New York, NY  10036           Secretary of Viacom        New York, NY  10036
                                                              Inc. and Sr. VP and
                                                              Assistant Secretary of
                                                              Viacom International Inc.

Susan C. Gordon                 Viacom Inc.                   Vice President,            Viacom International Inc.
                                1515 Broadway                 Controller and Chief       1515 Broadway
                                New York, NY  10036           Accounting Officer         New York, NY  10036
                                                              of Viacom Inc. and
                                                              Viacom International Inc.


Rudolph L. Hertlein              Viacom Inc.                  Sr. VP, Corporate           Viacom International Inc.
                                 1515 Broadway                Development of Viacom       1515 Broadway
                                 New York, NY  10036          Inc. and Sr. VP of          New York, NY  10036
                                                              Viacom International Inc.

William A. Roskin                Viacom Inc.                  Sr. VP, Human               Viacom International Inc.
                                 1515 Broadway                Resources and               1515 Broadway
                                 New York, NY  10036          Administration of Viacom    New York, NY  l0036
                                                              Inc. and Viacom
                                                              International Inc.

George S. Smith, Jr.*            Viacom Inc.                  Sr. VP, Chief               Viacom International Inc.
                                 1515 Broadway                Financial Officer of        1515 Broadway
                                 New York, NY  10036          Viacom Inc. and Viacom      New York, NY  l0036
                                                              International Inc.

Mark M. Weinstein                Viacom Inc.                  Sr. VP, Government          Viacom International Inc.
                                 1515 Broadway                Affairs of Viacom           1515 Broadway
                                 New York, NY  10036          Inc. and Viacom             New York, NY  l0036
                                                              International Inc.


- ---------------
*Also a Director

                                   Schedule II
                                   Viacom Inc.
                               Executive Officers

                                                                                          Name and Address
                                                                                          of Corporation or
                                 Business or                  Principal Occupation        Other Organization in
Name                             Residence Address            or Employment               Which Employed
- ----                             -----------------            --------------------        ------------------------
Sumner M. Redstone*              Viacom Inc.                  Chairman of the Board       National Amusements, Inc.
                                 1515 Broadway                and Chief Executive         200 Elm Street
                                 New York, NY  10036          Officer of Viacom;          Dedham, MA  02026
                                                              Chairman of the Board
                                                              and President, Chief
                                                              Executive Officer of
                                                              National Amusements, Inc.

Vaughn A. Clarke                Viacom Inc.                   Sr. VP, Treasurer of        Viacom International Inc.
                                1515 Broadway                 Viacom                      1515 Broadway
                                New York, NY  l0016                                       New York, NY  10036

Philippe P. Dauman*             Viacom Inc.                   Deputy Chairman,            Viacom International Inc.
                                1515 Broadway                 Executive VP, General       1515 Broadway
                                New York, NY  l0016           Counsel, Chief              New York, NY  10036
                                                              Administrative Officer
                                                              and Secretary of Viacom

Thomas E. Dooley*               Viacom Inc.                   Deputy Chairman,            Viacom International Inc.
                                1515 Broadway                 Executive VP-Finance,       1515 Broadway
                                New York, NY  l0016           Corporate Development       New York, NY  10036
                                                              and Communications of
                                                              Viacom






- ---------------
*Also a Director

                                   Schedule II
                                   (Continued)

                                                                                          Name and Address
                                                                                          of Corporation or
                                 Business or                  Principal Occupation        Other Organization in
Name                             Residence Address            or Employment               Which Employed
- ----                             -----------------            --------------------        ------------------------

Carl D. Folta                   Viacom Inc.                   Sr. VP, Corporate          Viacom International Inc.
                                1515 Broadway                 Relations of Viacom        1515 Broadway
                                New York, NY  10036                                      New York, NY  10036

Michael D. Fricklas             Viacom Inc.                   Sr. VP, Deputy General     Viacom International Inc.
                                1515 Broadway                 Counsel and Assistant      1515 Broadway
                                New York, NY  10036           Secretary of Viacom        New York, NY  10036

Susan C. Gordon                 Viacom Inc.                   Vice President,            Viacom International Inc.
                                1515 Broadway                 Controller and Chief       1515 Broadway
                                New York, NY  10036           Accounting Officer         New York, NY  10036
                                                              of Viacom



Rudolph L. Hertlein              Viacom Inc.                  Sr. VP, Corporate           Viacom International Inc.
                                 1515 Broadway                Development of Viacom       1515 Broadway
                                 New York, NY  10036                                      New York, NY  10036

William A. Roskin                Viacom Inc.                  Sr. VP, Human               Viacom International Inc.
                                 1515 Broadway                Resources and               1515 Broadway
                                 New York, NY  10036          Administration of Viacom    New York, NY  l0036

George S. Smith, Jr.             Viacom Inc.                  Sr. VP, Chief               Viacom International Inc.
                                 1515 Broadway                Financial Officer of        1515 Broadway
                                 New York, NY  10036          Viacom                      New York, NY  l0036

Mark M. Weinstein                Viacom Inc.                  Sr. VP, Government          Viacom International Inc.
                                 1515 Broadway                Affairs of Viacom           1515 Broadway
                                 New York, NY  10036                                      New York, NY  l0036



                                   Schedule II
                                   (Continued)

                                                                                          Name and Address
                                                                                          of Corporation or
                                 Business or                  Principal Occupation        Other Organization in
Name                             Residence Address            or Employment               Which Employed
- ----                             -----------------            --------------------        ------------------------


                                    Directors

George S. Abrams                 Winer & Abrams               Attorney                    Winer & Abrams
                                 60 State Street                                          60 State Street
                                 Boston, MA  02109                                        Boston, MA  02109

Ken Miller                       Credit Suisse First          Vice Chairman of            Credit Suisse First
                                 Boston Corporation           Credit Suisse               Boston Corporation
                                 11 Madison Avenue            First Boston                11 Madison Avenue
                                 New York, NY  10010          Corporation                 New York, NY  10010

Brent D. Redstone                31270 Eagle Crest Lane       Self-Employed               National Amusements, Inc.
                                 Evergreen, CO  80439                                     200 Elm Street
                                 (Residence)                                              Dedham, MA  02026

Shari Redstone                   National Amusements, Inc.    Executive Vice              National Amusements, Inc.
                                 200 Elm Street               President of                200 Elm Street
                                 Dedham, MA  02026            National Amusements, Inc.   Dedham, MA  02026

Frederic V. Salerno              NYNEX Corporation            Vice Chairman and           NYNEX Corporation
                                 335 Madison Avenue           Chief Financial Officer     335 Madison Avenue
                                 New York, NY  10033          of NYNEX                    New York, NY  10033

William Schwartz                 Yeshiva University           VP for Academic             Yeshiva University
                                 2495 Amsterdam Avenue        Affairs (chief              2495 Amsterdam Avenue
                                 New York, NY  10033          academic officer)           New York, NY  10033
                                                              of Yeshiva University

Ivan Seidenberg                  NYNEX Corporation            Chairman of the Board       NYNEX Corporation
                                 335 Madison Avenue           and Chief Executive         335 Madison Avenue
                                 New York, NY  10017          Officer of NYNEX            New York, NY  10017







                                 Page 12 of 22


                                  Schedule III
                           National Amusements, Inc.
                               Executive Officers


                                                                                          Name and Address
                                                                                          of Corporation or
                                 Business or                  Principal Occupation        Other Organization in
Name                             Residence Address            or Employment               Which Employed
- ----                             -----------------            --------------------        ------------------------
Sumner M. Redstone*              Viacom Inc.                  Chairman of the Board,      National Amusements, Inc.
                                 1515 Broadway                Chief Executive Officer     200 Elm Street
                                 New York, NY  10036          of Viacom Inc., Chairman    Dedham, MA  02026
                                                              of the Board, President
                                                              President, and Chief
                                                              Executive Officer of
                                                              National Amusements, Inc.

Shari Redstone*                  National Amusements, Inc.    Executive Vice President    National Amusements,
                                 200 Elm Street               of National Amusements,     Inc.
                                 Dedham, MA  02026            Inc.                        200 Elm Street
                                                                                          Dedham, MA  02026

Jerome Magner                    National Amusements, Inc.    Vice President and          National Amusements, Inc.
                                 200 Elm Street               Treasurer of National       200 Elm Street
                                 Dedham, MA  02026            Amusements, Inc.            Dedham, MA  02026


                                                            DIRECTORS

George S. Abrams                 Winer & Abrams               Attorney                    Winer & Abrams
                                 60 State Street                                          60 State Street
                                 Boston, MA  02109                                        Boston, MA  02109

David Andelman                   Lourie and Cutler            Attorney                    Lourie and Cutler
                                 60 State Street                                          60 State Street
                                 Boston, MA  02109                                        Boston, MA  02109

Philippe P. Dauman               Viacom International Inc.    Deputy Chairman,            Viacom Inc.
                                 1515 Broadway                Executive Vice              1515 Broadway
                                 New York, NY  10036          President, General          New York, NY  10036
                                                              Counsel and Chief
                                                              Administrative Officer
                                                              of Viacom Inc.

Martin Davis                     Wellspring Associates Inc.   President of Wellspring     Wellspring Associates Inc.
                                 620 Fifth Avenue             Associates Inc.             620 Fifth Avenue
                                 New York, NY  10020                                      New York, NY  10020


- ---------------
*Also a Director

                                  Schedule III
                                    Continued


                                                                                          Name and Address
                                                                                          of Corporation or
                                 Business or                  Principal Occupation        Other Organization in
Name                             Residence Address            or Employment               Which Employed
- ----                             -----------------            --------------------        ------------------------


Brent D. Redstone                c/o Showtime Networks Inc.   Director of National        National Amusements, Inc.
                                 8101 E. Prentice Avenue      Amusements, Inc.            200 Elm Street
                                 Suite 704                                                Dedham, MA  02026
                                 Engelwood, CO 80111

Phyllis Redstone                 98 Baldpate Hill Road        None                        N/A
                                 Newton Centre, MA  02159
                                 (Residence)


- -------------------
*Also a Director




















                                   Page 14 of 22


                                  Schedule IV


                         Ordinary Shares of the Issuer
                         held by Executive Officers and
                       Directors of the Reporting Person
                      ------------------------------------




                George S. Abrams                        1,030
                Thomas E. Dooley                        4,384
                William A. Roskin                       2,828
                *George S. Smith, Jr.                   4,748





*Also a Director of the Issuer

                                 EXHIBIT INDEX
                                 -------------


Exhibit No.             Description                                 Page No.
- ----------              -----------                                 -------


99.1 Affiliate Letter dated as of December 23, 1996 among StarSight Telecast, Inc. and PVI Transmission Inc. (predecessor-in-interest to Viacom International Inc.)

99.2      Affiliate  Letter  dated  as of  December  23,  1996  among  StarSight
          Telecast,      Inc.      and     Spelling      Entertainment      Inc.
          (predecessor-in-interest to Virgin Interactive Entertainment Inc.)




                                 Page 16 of 22